

<u>Via U.S. Mail</u>
Mr. Kenneth P. West
Chief Financial Officer
Marvel Entertainment, Inc.
417 Fifth Avenue
New York, NY 10016

October 18, 2006

RE: **Marvel Entertainment, Inc.**
        Form 10-KSB for the fiscal year ended December 31, 2005

Dear Mr. West:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director